UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

July 26, 2022

(Date of Report (Date of earliest event reported))

CW PETROLEUM CORP

(Exact name of registrant as specified in its charter)

Wyoming	20-2765559
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

23501 CINCO RANCH BLVD., SUITE H120-#325 KATY, TEXAS	77494
(Address of principal executive offices)	(ZIP Code)

(281) 817-8099

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 3. Material Modification to Rights of Securityholders

On July 26, 2022, CW Petroleum Corp, a Wyoming corporation (the “Company”), filed Articles of Amendment with the Wyoming Secretary of State (the “Amendment”). Pursuant to the Amendment, a 20:1 reverse stock split was authorized effective as of August 12, 2022, which amends the previous 15:1 reverse stock split effective as of July 29, 2022.

The foregoing description of the Amendment is qualified in its entirety by reference to the copy of the Articles of Amendment attached hereto as Exhibit 2.1 and incorporated herein by reference.

Exhibit No.	Exhibit Title
2.1	Articles of Amendment of the CW Petroleum Corp

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CW PETROLEUM CORP.

Date: August 1, 2022	By:	/s/ Christopher Williams
	Name:	Christopher Williams, CEO